UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CASCADE MICROTECH, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

147322101

(CUSIP Number of Underlying Common Stock)

Geoff Wild

President & CEO

Cascade Microtech, Inc.

2430 NW 206th Avenue

Beaverton OR 97006

(503) 601-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Gregory E. Struxness, Esq.

Ater Wynne LLP

1331 NW Lovejoy, Suite 900

Portland OR 97208

(503) 226-8449

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$122,450	$4.82

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that options to purchase 305,000 shares of common stock of Cascade Microtech, Inc. having an aggregate value of $122,450 as of January 28, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black Scholes valuation model.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2009 by Cascade Microtech, Inc., an Oregon corporation (“Cascade Microtech” or the “Company”), relating to the offer by the Company to exchange certain outstanding stock options for restricted stock units as described in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated January 29, 2009 filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Election Form, copies of which were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented herewith and from time to time hereafter, constitutes the “Offer”).

Amendments to the Offer to Exchange

The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

(1) A14 in the “Question and Answers” section of the “Summary Term Sheet and Questions and Answers” section of the Offer to Exchange is hereby amended in its entirety as follows:

“A14 If you tender your Eligible Options and they are cancelled in the Offer and, on the date New Awards are granted, you are on a leave of absence, then you will be entitled to receive restricted stock units on the date New Awards are granted.”

(2) The first sentence of A13 in the “Questions and Answers” section of the “Summary Term Sheet and Questions and Answers” section of the Offer to Exchange is hereby amended and restated as follows: “In order to receive New Awards, you must be employed by us (including employees on leave of absence) as of the Commencement Date and you must remain continuously employed by us or be on a leave of absence through the Expiration Time and the date the New Awards are granted.”

(3) Section 6, “Conditions of the Offer” of the Offer to Exchange is hereby amended by deleting the last bullet point.

(4) Section 14, “Extension of the Offer; Termination; Amendment” of the Offer to Exchange is hereby amended by deleting the last two sentences of the fourth paragraph of that Section.

(5) Schedule B, “Summary Financial Information of Cascade Microtech, Inc. and Subsidiaries” of the Offer to Exchange is hereby amended by adding the following to Page B-2:

	September 30,		December 31,
	2008	2007	2007	2006	2005	2004	2003
Book Value Per Share	$8.26	$8.60	$8.57	$7.86	$7.37	$6.57	$4.51

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated January 29, 2009.

(a)(1)(B)*	Form of Election Form.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)*	Correspondence dated January 29, 2009 to Eligible Employees holding Eligible Options.

(a)(1)(G)*	Form of Stock Option Planning Summary.

(a)(1)(H)*	Form of Restricted Stock Unit Agreement under the Cascade Microtech, Inc. 2000 Stock Incentive Plan for use in connection with the Offer to Exchange.

(a)(1)(I)*	Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008, and incorporated herein by reference.

(a)(1)(J)*	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 10, 2008, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Cascade Microtech, Inc. 1993 Stock Incentive Plan, as amended, filed as an exhibit to Cascade Microtech’s Registration Statement on Form S-1, file No. 333-47100, and incorporated herein by reference.

(d)(2)	Cascade Microtech, Inc. 2000 Stock Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Cascade Microtech’s Current Report on Form 8-K, filed with the SEC on May 24, 2006, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO statement is true, complete and correct.

CASCADE MICROTECH, INC.

By:	/s/ STEVEN SIPOWICZ
Steven Sipowicz Vice President and Chief Financial Officer

Date: February 25, 2009

Suite 900
1331 NW Lovejoy Street
Portland, OR 97209-2785
503-226-1191
Fax 503-226-0079
www.aterwynne.com

Gregory E. Struxness

Direct Dial: 503-226-8449

E-Mail: ges@aterwynne.com

February 25, 2009

Ms. Julia E. Griffith, Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3628

Washington DC 20549-3628

Re:	Cascade Microtech, Inc.
Schedule TO-I
Filed January 29, 2009
File No. 5-80457

Dear Ms. Griffith:

On behalf of Cascade Microtech, Inc. (the “Company”), we submit this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated February 12, 2009 (the “Comment Letter”) regarding the above-referenced Schedule TO-I. In response to the comments set forth in the Comment Letter, the Schedule TO-I has been amended and the Company is filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”) with this response letter. For ease of reference, each of the Staff’s comments are set forth below followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meaning ascribed to such terms in the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO-I.

Offer to Exchange

General

1.	COMMENT: We note that you are limiting participation in this tender offer to U. S. employees who hold Eligible Options. Please furnish a legal analysis explaining why you believe limiting offer participation in this way is consistent with the requirement of Rule 13e-4(f)(8)(i) that the offer be open to all security holders of the class that is subject to the offer. While the Commission’s March 21, 2001 Global Exemptive Order provides some relief from the requirement to make a tender offer available to all target security holders, you must establish that your eligibility criteria excluding certain holders of target securities are compensationrelated. Please provide your legal analysis as to why the exclusion of certain otherwise-eligible option holders is appropriate here.

P O R T L A N D        S E A T T L E        M E N L O P A R K        S A L T L A K E C I T Y

February 25, 2009

RESPONSE: We believe that the exclusion of the Company’s foreign employees from the Offer is permissible under the Commission’s March 21, 2001 Global Exemptive Order (the “Exemptive Order”) because the criteria for the exclusion is compensation-related. The compensation plans and programs that the Company has adopted for its foreign employees are designed to meet local country objectives, which include remaining competitive as to the attraction and retention of employees and maintaining compliance with local regulatory requirements. As a result of differences in competitive compensation and benefit arrangements, tax and regulatory requirements and the costs of administering compensation and benefit plans in the United States as compared to the foreign countries in which the Company operates, the Company’s foreign employees typically have compensation packages with components that differ in form and amount from the compensation packages of the Company’s domestic employees. For example, the Company’s foreign employees are often eligible for programs not generally made available to employees in the United States, including programs providing for housing allowances, auto allowances and more extensive vacation time. Some of the Company’s foreign employees also have different programs and arrangements for cash compensation, equity awards and health care benefits than do employees in the United States. Accordingly, changes in compensation arrangements for the Company’s domestic employees are not necessarily replicated for foreign employees, and vice versa.

In considering and approving the Offer, the Compensation Committee of the Company’s Board of Directors (the “Committee”) sought to enhance the incentive value of the equity awards held by the Company’s employees. Based on its belief that foreign tax and regulatory requirements could limit the cost-effectiveness and value of the Offer to the Company and its foreign employees, the Committee, exercising its discretion and business judgment in making decisions regarding the Company’s compensation matters, decided to exclude the Company’s foreign employees from the Offer. However, because the Committee determined that it was appropriate to take other action to enhance the equity incentives of the Company’s foreign employees, the Committee granted new awards of restricted stock units to the Company’s foreign employees on February 6, 2009. We believe that the determination of the Committee to differentiate between the Company’s foreign and domestic employees in the adoption and administration of the Company’s compensation and benefit programs is within the Committee’s discretion and authority, and that the Committee’s decision to exclude foreign employees from the Offer in furtherance of its compensation policies and programs is permissible under the Exemptive Order, which specifically states that “[T]his exemption eliminates the limitations that the all holders and best price rules place on issuers’ ability to structure exchange offers in a manner consistent with their compensation policies and practices.”

2.

COMMENT: See our last comment above. As indicated, you state on the cover page of the Offer to Exchange that the offer is limited to “all persons employed by us in the United States,” thereby excluding foreign employee option holders. However, the

February 25, 2009

disclosure later in the offer materials (see the second full paragraph on page 21) appears to be inconsistent. There, you state that “you may exclude employees located outside of the United States from the Offer if local law or administrative considerations would make their participation infeasible or impractical.” Please revise your offer materials to clarify whether all foreign employees are excluded from this offer, or only those in select jurisdictions. If the latter, we note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in Section II.G.1.of SEC Release 33-8957. As noted in the last comment above, the Global Exemptive Order modifies this requirement only to extent you can demonstrate a compensation-related reason for exclusion. Excluding foreign option holders due to administrative or other expense is not covered under the Order. Please revise or advise.

RESPONSE: All of the Company’s foreign employees are excluded from the Offer. See also response to Comment 1 above.

3.	COMMENT: Paragraph 5 of the Restricted Stock Unit Agreement states that Restricted Stock Units will be paid to Employees “as soon as practicable following the date of vesting,” However, this appears to be inconsistent with the disclosure in the Offer to Exchange, which states that (i) the restricted units will be issued to participating option holders immediately after expiration; and (ii) the common shares underlying those restricted units will be issued only upon vesting, which will occur annually over a period of four years. If the restricted units themselves, rather than the underlying shares, were to be delayed, we would have concerns under the prompt payment requirement in Rule 14e-1(c). Please revise or advise.

RESPONSE: The restricted stock units, which are referred to in the Offer to Exchange as “New Awards” will be issued promptly after the Expiration Time. See response to Comment 4 below. Paragraph 5 of the Restricted Stock Unit Agreement refers to the issuance of shares of common stock upon the vesting of Restricted Stock Units. One share of common stock will be issued for each vested Restricted Stock Unit as soon as practicable following the date of vesting.

Summary Term Sheet and Questions and Answers, page 1

What is the Offer? page 2

4.	COMMENT: Here and throughout your offering document, you state that the New Awards will be granted “shortly after” the Expiration Time. Revise to comply with the requirement of Rule 14e-4(f)(5) that the New Awards be granted “promptly” after the Expiration Time.

February 25, 2009

RESPONSE: Notwithstanding the use of the term “shortly after,” the Company intends to grant the New Awards “promptly” after the Expiration Time as required by Rule 14e-4(f)(5).

Are employees who tender their Eligible Options and are on a leave of absence on the date the New Awards are granted eligible to participate? page 5

5.	COMMENT: Rule 14e-4(f)(5) requires you to pay promptly after the termination of the Offer. You disclose here that if a tendering option holder is on leave that is not protected by statute on the date New Awards are granted, then the restricted stock units will be issued on the date, if any, that the employee returns to regular employment. Provide your legal analysis as to how this complies with the prompt payment requirement in our rules, or revise.

RESPONSE: Amendment No. 1 amends the Offer to Exchange to make it clear that any Eligible Employee who tenders Eligible Options and is on a leave of absence on the date the New Awards are granted will receive the New Awards on the date they are granted, i.e., promptly after the Expiration Time.

The Offer

Conditions of the Offer, page 15

6.	COMMENT: In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please expand or revise the final bullet point in this section, which currently conditions the offer on any change or changes to your business, which appears to include all changes, positive or negative, that may be material to you.

RESPONSE: Amendment No. 1 amends the Offer to Exchange to delete the condition set forth in the final bullet point.

Financial Information, page 22

7.	COMMENT: Please revise Schedule B to the Offer to Exchange to include all of the summary information required by Item 1010( c). You do not appear to have included the information required by Item 1010(c)(4) and (5).

RESPONSE: Amendment No. 1 amends Schedule B to the Offer to Exchange to provide the information required by Item 1010(c)(5). Item 1010(c)(4) is not applicable to the Company.

February 25, 2009

Closing Comments

Pursuant to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (503) 226-8449.

Very truly yours,

/s/ Gregory E. Struxness

Gregory E. Struxness

cc:	Geoff Wild
Steven Sipowicz